Exhibit 99.1

All amounts in Canadian dollars.

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

BROOKFIELD INFRASTRUCTURE TO ISSUE
$500 MILLION OF MEDIUM-TERM NOTES

Hamilton, Bermuda, October 27, 2015 – Brookfield Infrastructure (NYSE: BIP; TSX: BIP.UN) today announced that it has agreed to sell $500 million aggregate principal amount of medium-term notes (the “Notes”), including $375 million principal amount of Series 3 Notes, due October 30, 2020, which will bear interest at a rate of 3.538% per annum, payable semi-annually and $125 million principal amount of Series 4 Notes, due October 30, 2018, which will bear interest at a rate of 3.034% per annum, payable semi-annually. A subsidiary of Brookfield Infrastructure, Brookfield Infrastructure Finance ULC will be the recipient of the net proceeds and have primary responsibility for the payment of principal and interest on the Notes. The Notes will be fully and unconditionally guaranteed by Brookfield Infrastructure and certain of its key holding subsidiaries.

The Notes will be issued pursuant to a base shelf prospectus dated December 29, 2014, as amended, a related prospectus supplement and pricing supplements to be dated October 27, 2015. The issue is expected to close on or about October 30, 2015 subject to customary closing conditions.

Brookfield Infrastructure intends to use the net proceeds from the sale of the Notes for investment opportunities, working capital and other general corporate purposes.

The Notes have been rated BBB+ by Standard & Poor's Rating Services.

The Notes are being offered through a syndicate of agents led by CIBC World Markets Inc., RBC Dominion Securities Inc., Scotia Capital Inc. and TD Securities Inc.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction, nor shall there be any offer or sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The securities being offered have not been approved or disapproved by any regulatory authority nor has any such authority passed upon the accuracy or adequacy of the short form base shelf prospectus or the prospectus supplement. The offer and sale of the securities has not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold in the United States or to United States persons absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws.

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Brookfield Infrastructure operates high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry and other characteristics, tend to appreciate in value over time. Its current business consists of the ownership and operation of premier utilities, transport, energy and communications infrastructure assets in North and South America, Australia, and Europe. It also seeks acquisition opportunities in other infrastructure sectors with similar attributes. The payout policy targets 5% to 9% annual growth in distributions. Units trade on the New York and Toronto Stock Exchanges under the symbols BIP and BIP.UN, respectively. For more information, please visit Brookfield Infrastructure’s website at www.brookfieldinfrastructure.com.

For more information, please contact:

Investors:	Media:
Tracey Wise	Andrew Willis
Senior Vice President, Investor Relations	Senior Vice President, Communications and Media
Tel: 416-956-5154	Tel: 416-369-8236
Email: tracey.wise@brookfield.com	Email: andrew.willis@brookfield.com

Note: This news release contains forward-looking statements and information within the meaning of Canadian securities laws. The words, “will”, “expected”, “intends”, “tend to,” “targets” or derivations thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify the above mentioned and other forward-looking statements. Forward-looking statements in this news release include statements regarding the closing and use of proceeds of the offering, statements with respect to Brookfield Infrastructure’s assets tending to appreciate in value over time and the level of distribution growth over the next several years. Although Brookfield Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward looking statements or information in this news release. The future performance and prospects of Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this news release are described in the documents filed by Brookfield Infrastructure with the securities regulators in Canada and the United States including under “Risk Factors” in Brookfield Infrastructure’s most recent Annual Report on Form 20-F and other risks and factors that are described therein. Except as required by law, Brookfield Infrastructure undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.